CMG HOLDINGS, INC.
5601 Biscayne Boulevard
Miami, Florida 33137

 Mail Stop 3010

May 27, 2009

Filed via EDGAR

Wilson K. Lee
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           CMG Holdings, Inc.
                 Form 10-K for the Year Ended December 31, 2008
                 Form 10-Q for the quarter ended March 31, 2009
                 Filed on April 15, 2009 and May 20, 2009
                 File No. 000-51770

Dear Mr. Lee:

On behalf of CMG Holdings, Inc., Commission File Number 000-51770 (hereinafter "the Company"), I James J. Ennis the CFO, hereby in accordance with your letter dated May 21, 2009, state as follows:

●  Item 7 - Management Discussion and Analysis or Plan of Operations Liquidity and Capital Resources, Page 13

     Liquidity and Capital Resources, Page 13

     1.   Line of Credit with Smith Barney:

            The Company has a remaining credit line with Smith Barney of approximately $20,000 secured by the margin available on the Directors personal securities account at Smith Barney.

●  Financial Statements and Notes

     Note 1:  Description of Business and Summary of Signinficant Accounting Policicies

     Business Activity, page 22

     2.   Reverse Merger and recapitalization:

Pebble Beach, for a period prior to the transaction met the definition of a business under EITF 98-3, but not at the time of the transaction as Pebble Beach had no assets, liabilities or operations that were carried forward post transaction. Pebble Beach management and directors did not continue on with the combined entity after the transaction. The shareholders of Creative Management Group assumed control of Pebble Beach as a result of the transaction and continued with the business of Creative Management Group. The transaction was accounted for as a recapitalization whereby Creative Management was the accounting acquirer and the legal acquiree of an entity that was not a business.

●  Certifications

     3.   "Amended annual report"

The Company recognizes that the Form 10-K report was not an "Amended Annual Report" and as such, and in accordance with your leyyet, we confirm that in future filings, this mistake will not happen again and that we will include certifications that appropriately identify the correct periodic report filed in the first paragraph of our certification.

In addition, please be informed that:

●  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●  Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

●  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ James J. Ennis
James J. Ennis
Chief Financial Officer